Filed Pursuant to Rule 433 Registration No. 333-136397

LETTER TO BROKERS, DEALERS AND OTHER NOMINEES

MOTIENT CORPORATION
300 KNIGHTSBRIDGE PARKWAY
LINCOLNSHIRE, ILLINOIS 60069

To Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees:

         We are sending you this letter in connection with the Motient Corporation rights offering pursuant to which Motient has granted to its holders of record as of December 17, 2004 who did not participate in Motient Corporation’s private placement of common stock in November 2004 non-transferable rights to purchase shares of our common stock at a purchase price of $8.57 in cash per share. We have described the rights and the rights offering, including the holders entitled to participate in the rights offering, in the prospectus dated August 8, 2006 previously distributed to you.

         We have been notified by certain of the current holders of our common stock who were not holders of our common stock on December 17, 2004 that they received rights certificates and information regarding participation in the rights offering. This has resulted in significant confusion for these stockholders. We are sending this notice to remind you to only contact your clients for whom you held our common stock registered in your name or in the name of your nominee(s) on December 17, 2004 to obtain their instructions. We ask that you not contact your clients who were not holders of record on the record date, December 17, 2004.

         Any of our stockholders who were not holders of record on December 17, 2004 who attempt to purchase shares in the rights offering will not be allowed to purchase any shares. We ask for your cooperation to avoid any confusion by these stockholders.

         The rights offering will expire at 5:00 p.m., New York City time, on September 7, 2006, unless extended by Motient. You may obtain additional copies of the materials we have previously delivered to you and may request assistance or information from Georgeson, Inc., the information agent. Banks and brokerage firms, please call (212) 440-9800. All others, please call toll-free (866) 821-2550.

Very truly yours,

MOTIENT CORPORATION

Motient Corporation has filed a registration statement (including a prospectus) with the SEC for the rights offering to which this communication relates. The terms and conditions of the rights offering are set forth in this prospectus. Before you decide whether or not to exercise your rights, you should read the prospectus in that registration statement and the information incorporated by reference therein. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Shareholder Contacts:
Georgeson
Toll Free: (866) 821-2550
Banks/Brokers: (212) 440-9800

Motient Updates Brokers Regarding Rights Offering

Brokers Reminded That Only Holders of Record as of December 17, 2004
Eligible to Participate

Lincolnshire, IL – August 29, 2006 – Motient Corporation (MNCP) announced today that it has been notified by certain current holders of its common stock who were not holders of its common stock on December 17, 2004 that they have received rights certificates and other information regarding participation in the rights offering.  This has resulted in significant confusion for these stockholders.  We are reminding brokers, dealers and other nominee holders to please only contact your clients for whom you held Motient common stock on December 17, 2004 to obtain their instructions regarding their participation in the rights offering.  Only holders of record on December 17, 2004 that did not participate in Motient’s November 12, 2004 private placement of common stock are eligible to participate in this rights offering.  Any of Motient’s stockholders who were not holders of record on December 17, 2004 who attempt to purchase shares in the rights offering will not be allowed to purchase any shares.

Motient commenced this rights offering on August 8, 2006 and the rights offering is scheduled to expire on September 7, 2006, unless it is extended by Motient.  Motient granted its stockholders of record as of the record date, December 17, 2004, non-transferable rights, on the basis of one right for each share of Motient common stock held on the Record Date, generally entitling the holders of the Rights to subscribe for newly issued shares of Motient common stock at a rate of .103 new shares for each one right held.  The subscription price is $8.57 per share purchased.  Motient will not issue more than 2.5 million shares in this rights offering, and if Motient receives valid subscriptions for more than 2.5 million shares, then the number of shares issued to each purchaser will be reduced on a pro rata basis, so that the total number of shares issued will total 2.5 million shares.

The terms and conditions of the rights offering are set forth in a prospectus dated August 8, 2006 and filed with the SEC in a registration statement on Form S-3 on the same day.  You should carefully consider the risks and uncertainties described in the prospectus, including the information incorporated by reference therein, before deciding to exercise your rights.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Nothing in this press release should be construed as investment advice or otherwise as an invitation to engage in investment activity.  No prospectus related to the rights offering has been, or will be, filed for registration with any authority outside of the United States. The rights and shares of common stock are not being offered or sold to any person outside the United States.

About Motient Corporation:

Motient is the controlling shareholder of TerreStar Networks Inc., a development-phase satellite communications company, and a minority shareholder of Mobile Satellite Ventures LP, an established satellite communications company.  TerreStar and MSV are both in the process of developing next-generation hybrid networks that plan to provide ubiquitous wireless service by integrating land-based towers and powerful satellites.  These new networks will deliver services to standard wireless devices everywhere in North America.  For additional information on Motient, please visit the company's website at www.motient.com.

###

Motient Corporation has filed a registration statement (including a prospectus) with the SEC for the rights offering to which this communication relates.  The terms and conditions of the rights offering are set forth in this prospectus.  Before you decide whether or not to exercise your rights, you should read the prospectus in that registration statement and the information incorporated by reference therein.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.